NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on March 17, 2008, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(2) That the entire class of this security was redeemed or paid at maturity or retirement on February 15, 2008. As previously disclosed, the Trustee intends to distribute the net proceeds of the sale of the Trust's assets (after deducting amounts necessary to pay all fees, expenses, liabilities and other obligations of the Trust, and after setting aside any amounts the Trustee determines to hold in reserve, and subject to any post-closing adjustments under the purchase agreement) on February 29, 2008 to unitholders of record at the close of business on February 14, 2008. This distribution will be made concurrently with the Trust's distribution for the quarter ending December 31, 2007. The United States Treasury book-entry securities representing stripped-interest coupons held by The Bank of New York Trust Company, N.A. as Custodian mature on February 15, 2008. The cash proceeds from the matured Treasury Obligations on deposit with the Custodian will be distributed as promptly as practicable. Unitholders of record will be required to deliver their Secure Principal Energy Receipts ('SPER Certificates') in exchange for such payment. The Trustee will mail each unitholder of record instructions for submitting SPER Certificates to Bondholder Communications (the 'Processing Agent'). These instructions will include a letter of transmittal for submitting a unitholder's SPER Certificates to the Processing Agent in exchange for cash proceeds from the matured Treasury Obligations. Unitholders should NOT destroy any SPER Certificates and should NOT submit any SPER Certificates to the Trustee or the Processing Agent until they receive instructions and the letter of transmittal. Surrender of a unitholder's SPER Certificates along with the letter of transmittal will be required unless the unitholder's SPER Certificates have been lost, stolen, misplaced or mutilated. Unitholders whose SPER Certificates have been lost, stolen, misplaced or mutilated should follow the instructions from the Trustee or contact the Processing Agent at 1-800-275-2048. If a unitholder's Trust units are held in a brokerage account, the unitholder will not receive a letter of transmittal, but should contact the broker for instructions. After the liquidation of the Trust, the Trustee will continue to act as trustee of the trust estate until the trust estate has been finally distributed and the affairs of the Trust have been wound up. The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading on February 15, 2008.